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[DESCRIPTION]STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
Exhibit 11
Sutron Corporation
Computation of Per Share Earnings

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
			       Three Months Ended          Nine Months Ended
                                    September 30,	      September 30,
                               2000	  1999		 2000		   1999
              		    ___________	_________	________	________
Basic EPS
Average shares outstanding   4,298,351	4,298,351	4,298,351	4,298,351
Net Income		      $414,264	 $325,538	  $97,315	 $779,312
Net Income per common share       $.10	     $.08	     $.02	     $.18

Dilutive EPS
Average shares outstanding   4,298,351	4,298,351	4,298,351	4,298,351
Effect of dilutive securities	    -      93,386	        -	   77,391
Total average shares
outstanding		     4,298,351	4,391,737	4,298,351	4,375,742
Net earnings		      $414,264	 $325,538	 $97,315	 $779,312
Net income per diluted share      $.10	     $.07	     $.02	     $.18


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